Points International and Lufthansa keep a good thing going

Partners agree to extend relationship agreement into 2009

LONDON, May 15, 2006 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—is pleased to announce that it has reached agreement with Deutsche Lufthansa AG (Lufthansa) to extend their established partnership for a further three years.

“Lufthansa’s Miles and More program is one of the world’s largest and most advanced frequent flyer programs,” said Rob MacLean, CEO of Points International. “We’re delighted to be playing a continuing role in its success.”

Lufthansa is one of the two largest revenue earners in the entire airline business. Its partnership with Points International began in March, 2002, when Points International first began to provide the Lufthansa frequent flyer program, Miles and More, with an online solution allowing its members to purchase miles online for their own use or as a gift.

The new agreement, involving thousands of online customer transactions every month, extends the relationship through to March, 2009.

The two partners have also recently launched an online program enabling Lufthansa to sign up other companies wishing to offer the airline’s miles as rewards.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, Amazon.com, Starbucks, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints.

Website: http://www.points.com

For more information contact:

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;

Ed Lewis, CEOcast, Inc. for Points International, (212) 732-4300

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com